Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CELANESE CORPORATION
The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:
FIRST: That at a meeting of the Board of Directors (the “Board”) of Celanese Corporation (the “Corporation” resolutions were duly adopted setting forth a proposed amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”), declaring said amendment to be advisable and directing that the proposed amendment be considered at the annual meeting of the stockholders of the Corporation to be held on April 21, 2016. The resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Certificate be amended by changing the Section thereof numbered “Section 7.1.” so that, as amended, said Section shall be and read as follows:
SECTION 7.1. Board of Directors: Composition. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than seven directors or more than fifteen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the Board of Directors. Prior to the 2017 annual meeting of stockholders, the directors shall be and are divided into three classes designated as Class I, Class II and Class III. Each director elected prior to the 2017 annual meeting of stockholders shall serve for the full term to which such director was elected. Following the expiration of the term of (a) the Class I directors in 2017, (b) the Class II directors in 2018 and (c) the Class III directors in 2019, the directors in each such class shall be elected for a term expiring at the succeeding annual meeting of stockholders. Commencing at the 2019 annual meeting of stockholders, all directors shall then be elected at each annual meeting of stockholders for terms expiring at the succeeding annual meeting of stockholders.  A director shall hold office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor shall be elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Elections of directors need not be by written ballot unless the By-laws of the Corporation shall so provide.
SECOND: That thereafter, pursuant to resolution of the Board, the annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute and the Certificate were voted in favor of the amendment.
THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, said corporation has caused this certificate to be executed this 21st day of April, 2016.

By:	/s/ James R. Peacock III
Name:	James R. Peacock III
Title:	Vice President, Deputy General Counsel and Corporate Secretary